

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 14, 2017

W. Randall Fowler
President
Enterprise Products Partners L.P.
1100 Louisiana Street, 10th Floor
Houston, TX 77002

      Re: Enterprise Products Partners, L.P.
            Registration Statement on Form S-3
            Filed November 7, 2017
            File No. 333-221397

Dear Mr. Fowler:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Courtney Haseley, Attorney-Adviser, at (202) 551-7689 with any questions.

                    Sincerely,

                    /s/ Lisa M. Kohl for

                    Mara L. Ransom
                    Assistant Director
                    Office of Consumer Products

cc: David Buck, Esq.
       Sidley Austin LLP